UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019.

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into a Material Definitive Agreement and Unregistered Sale of Equity Securities

On November 22, 2019, we entered into a securities purchase agreement (the “Agreement”) with an accredited investor (the “Debenture Holder”) to place Convertible Debentures (the “Debentures”) with a maturity date of twelve months after the issuance thereof in the aggregate principal amount of up to $5,000,000 (the “Transaction”), provided that in case of an event of default, the Debentures may become at the Debenture Holder’s election immediately due and payable. The initial closing of the Transaction occurred on November 22, 2019 when we issued a Debenture for $2,000,000. The second closing of a Debenture in an amount of $2,000,000 shall occur upon the filing of a registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) registering the resale of the Conversion Shares by the Debenture Holder. The third closing of a Debenture in an amount of $1,000,000 shall occur upon the later of (i) the date the Registration Statement is first declared effective by the SEC or (ii) the date 120 days form the date of the Agreement. The Debentures bear interest at the rate of 5% per annum.  In addition, we must pay to an affiliate of the Debenture Holder a fee equal to 4% of the amount of each Debenture at each closing and a one-time due diligence and structuring fee of $15,000 at the first closing.

The Debenture Holder may convert a Debenture in its sole discretion at any time on or prior to maturity at the lower of $5.06 or 93% of the average of the four lowest daily VWAPs during the 10 consecutive trading days immediately preceding the conversion date, provided that as long as we are not in default under the Debenture, the conversion price may never be less than $3.00. We may not convert any portion of a Debenture if such conversion would result in the holder beneficially owning more than 4.99% of our then issued and common stock, provided that such limitation may be waived by the holder with 65 days’ notice.

Any time after the issuance of a Debenture that the daily VWAP is less than $3.00 for a period of 10 consecutive trading days (each such occurrence, a “Triggering Event”) and only for so long as such conditions exist after a Triggering Event, we shall make monthly payments beginning on the 30th day after the date of the Triggering Event. Each monthly payment shall be in an amount equal to the sum of (i) the principal amount outstanding as of the date of the Triggering Event divided by the number of such monthly payments until maturity, (ii) a redemption premium of 10% during the six month after the issuance of a Debenture of 20% thereafter in respect of such principal amount and (iii) accrued and unpaid interest hereunder as of each payment date. We may, no more than twice, obtain a thirty-day deferral of a monthly payment due as a result of a Triggering Event through the payment of a deferral fee in the amount equal to 10% of the total amount of such monthly payment. Each deferral payment may be paid by the issuance of such number of shares as is equal to (i) if such shares issued will be immediately freely tradable shares in the hands of the Holder, 100% of the average of the daily VWAPs during the 10 consecutive trading days immediately preceding the due date in respect of such deferred monthly payment, and (ii) if such shares issued will be restricted securities, 93% of the average of the 4 lowest daily VWAPS during the 10 consecutive Trading Days immediately preceding the due date.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Securities Purchase Agreement, dated November 22, 2019
10.2	Form of Debenture
10.3	Registration Rights Agreement, dated November 22, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2019	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board